UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 31, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(A Publicly Held Company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 12th, 2013

Date, time and place: Held on December 12th, 2013, at 8:30AM, at L’Hotel, at Alameda Campinas,nº 266, Jardim Paulista, in the city of São Paulo, State of São Paulo.

Call Notice: The call notice was dismissed, since all of the members of the Board of Directors were present.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                      Sr. José Luciano Duarte Penido – Chairman.
Sra. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Approve the complement of the Appraisal Reports of Aracruz Celulose S.A. and Mucuri AgroFlorestal S.A., which were rectified and ratified by the respective specialized firms for the specific purpose of including an individualized description of the properties and their enrollments that were part of the net assets of the merged companies into Fibria Celulose S.A., (ii) Call of an Extraordinary Shareholders’ General Meeting of the Company to be held December 30, 2013 to analyze and approve the rectified and ratified Appraisal Reports; (iii) Approve the Annual Budget for the year 2014; (iv) Approve the Annual Amendment to the Financial Policies of the Company; (v) Approve certain financial transactions to be performed by the Company’s Board of Officers for the year 2014; (vi) Approve the Related Parties’ Transactions Policy; and (vii) Approve the Anti-corruption Policy.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i) Approve (a) the complement of the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors, specialized firm responsible for the valuation of the net worth of Aracruz Celulose S.A., for the purpose of its merger by the Company, which was rectified and ratified for the specific purpose of including an individualized description of the properties and their enrollments that were part of the net assets of the merged company into Fibria Celulose.S.A., in accordance with Annex 1 hereto; and (b) the complement of the Appraisal Report prepared by Baker Tilly Brasil — ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal S.A. for the purpose of its merger by the Company, which was rectified and ratified for the specific purpose of including an individualized description of the properties and their enrollments that were part of the net assets of the merged company into Fibria Celulose S.A., in accordance with Annex 2 hereto;

(ii) Approve the call of an Extraordinary Shareholders’ Meeting of the Company to be held on December 30, 2013, to submit to the shareholders of the Company the Valuation Reports duly rectified and ratified by the specialized firms;

(iii) Approve the proposal of Capital Budget for the year 2014 as proposed by the Board of Officers;

(iv) Approve, after reviewing its terms and conditions, the Financial Policies of the Company prepared by the Financial Board and recommended by the Financial Committee, in accordance with Annex 3 hereto;

(v) The Board of Directors agreed to (a) the conceptual plan of liability management for 2014, authorizing the Board of Officers to repurchase existing debts at appropriate time; (b) the plan of possible fund raising in 2014, and (c) the lengthening of the term of the revolver line for 2018. Additionally, the Board granted pre-authorization to the Board of Officers to decide on the time to make the possible new issues of debt, through the monitoring of the company’s Financial Committee.

According to the Company’s Bylaws, the Board of Officers is duly authorized to perform all and any acts necessary for the implementation of the resolutions mentioned above.

(vi) Approve the Related Parties’ Transactions Policy, in accordance with Annex 4 hereto;

(vii) Approve the Anti-corruption Policy of the Company, in accordance with Annex 5 hereto. In addition to the examination and approval of such Policy, the members of the Board of Directors received training and gained access to the information of the anti-corruption laws applicable to the Company. The Board of Directors decided that at least once a year will have interaction and will receive report of the Management, Risk and Compliance and the Commission of Ethics and Conduct, to ensure that certain practices by this Policy are being fulfilled by the Company.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, December 12, 2013.

We hereby certify that this is a true copy of the minutes of the Ordinary Meeting of the Board of Directors held on December 12th, 2013 recorded in the appropriate book.

Signatures:

José Luciano Duarte Penido Chaiman	Claudia Elisete Rockenbach Leal Secretary